UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

VECTOR GROUP LTD.

(Name of Subject Company)

VECTOR GROUP LTD.

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

92240M108

(CUSIP Number of Class of Securities)

Marc N. Bell

Senior Vice President, General Counsel and Secretary

Vector Group Ltd.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Alison S. Ressler

Alan J. Fishman

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Vector Group Ltd., a Delaware corporation (“Vector,” the “Company” or, after the closing of the Transactions, the “Surviving Corporation”), with the Securities and Exchange Commission (the “SEC”) on September 4, 2024, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 18, 2024 (as amended, the “Schedule 14D-9”), relating to the tender offer by Vapor Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of JTI (US) Holding Inc., a Delaware corporation (“Parent”), which in turn is an Affiliate of JT International Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized and existing under the law of the Netherlands and an Affiliate of Parent (“JTI”), to purchase all of the outstanding shares of Vector’s common stock, par value $0.10 per share (each such share, a “Share” and, collectively, the “Shares”) in exchange for $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended, supplemented or otherwise modified from time to time, the “Notice of Guaranteed Delivery”) (which three documents, together with other related materials, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

The subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Offer and the Merger” is hereby amended as follows:

Beginning on page 36, the fourth full paragraph is amended and restated as follows (new language underlined):

On July 15, 2024, the Company Board held a meeting to discuss and approve the Company’s long-term operating plan and to receive an update on the status of the JTI due diligence review process, with members of Company senior management and representatives of Sullivan & Cromwell and Jefferies in attendance. Company senior management summarized the key drivers and assumptions underlying the long-term operating plan, together with the risk of intense competition, declining industry unit sales, increasing regulation, litigation risk and risk relating to the decreasing value of Liggett’s Master Settlement Agreement benefit and excise and other taxes. Following this discussion, the Company Board approved the Company’s long-term operating plan and related projections, which are summarized as the Company Management Projections (as defined and described in more detail in “—Projected Financial Information”) and approved such projections for use by Jefferies for purposes of its financial analyses and opinion, and also to be provided to JTI in connection with the due diligence process. Following this approval, a representative of Sullivan & Cromwell reviewed the fiduciary duties of the Company Board in the context of a potential strategic transaction involving a sale of the Company and the Company Board’s role in overseeing a strategic transaction process. The Company Board also again discussed the Company’s strategic alternatives, including whether there were viable alternative acquirors for the Company and concluded that if an acceptable price could be agreed, the Company should pursue the transaction with JTI. At no time during the sale process were there any discussions between any member of the management of the Company and Parent regarding individual post-transaction employment or retention arrangements.

The subsection of Item 4 of the Schedule 14D-9 entitled “Certain Projected Financial Information” is hereby amended as follows:

Beginning on page 46, the following table and footnotes are amended and restated as follows (new language underlined; deleted language is struck through):

Company Management Projections (in millions)

Company Fiscal Year	2024E(1)	2H 2024E(2)	2025E	2026E	2027E	2028E
Net Revenue	$1,376	$680	$1,340	$1,377	$1,421	$1,451
Gross Profit	$480	$246	$493	$507	$502	$509
Adjusted Operating Income~~(2)~~(3)	$359	$184	$367	$376	$366	$372
Adjusted EBITDA~~(3)~~(4)	$380	$194	$392	$401	$392	$397
Unlevered Free Cash Flows(5)	N/A	$0	$268	$271	$262	$267

(1)

Full-year 2024 projections include actual results for the six months ended June 30, 2024, and projected financial information for the six months ended December 31, 2024. ~~For the six months ended December 31, 2024, projected Net Revenue, Gross Profit, Adjusted Operating Income and Adjusted EBITDA were $680 million, $246 million, $184 million and $194 million, respectively.~~

(2)	Represents projected financial information for the six months ended December 31, 2024.
~~(2)~~ (3)	“Adjusted Operating Income” is a non-GAAP measure defined as operating income, excluding the effect of litigation settlement and judgment expense and the MSA settlement.
~~(3)~~ (4)

“Adjusted EBITDA” is a non-GAAP measure defined as earnings before interest, taxes, depreciation and amortization, and further excluding the effect of stock-based compensation expense, impact of MSA settlement, litigation settlement and judgment expense, equity in (earnings) losses from investments and real estate ventures and other items, net.

(5)

“Unlevered Free Cash Flows” is a non-GAAP measure defined as Adjusted EBITDA less stock-based compensation expense, taxes, capital expenditures and changes in net working capital, including intrayear accrual and payment of MSA liabilities. Unlevered Free Cash Flows were calculated by the Company’s financial advisor based on the Company Management Projections, and such calculations were reviewed and approved by Company management. Unlevered Free Cash Flow should not be considered an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of the Company’s Financial Advisor” is hereby amended as follows:

Beginning on page 51, the disclosure that begins with “Selected Public Companies Analysis” is amended and restated as follows (new language underlined; deleted language is struck through):

Selected Public Companies Analysis

Jefferies reviewed publicly available financial, stock market and operating information of the Company and ~~the following~~ seven selected publicly traded companies in the combustible tobacco industry that Jefferies considered generally relevant for purposes of its analysis, which are collectively referred to as the “selected companies.”

~~The selected companies reviewed included the following:~~

•	~~Altria Group, Inc.~~

•	~~British American Tobacco p.l.c.~~

•	~~Imperial Brands PLC~~

•	~~Japan Tobacco Inc.~~

•	~~Philip Morris International, Inc.~~

•	~~Scandinavian Tobacco Group A/S~~

•	~~Turning Point Brands, Inc.~~

Jefferies reviewed, among other information and to the extent publicly available, enterprise values (referred to in this section as EVs) of the selected companies, calculated as fully diluted equity values based on closing stock prices on August 19, 2024, plus total debt, preferred equity and non-controlling interests, minus cash and cash equivalents and adjusted for certain disclosed non-operating assets, as a multiple of each such company’s estimated earnings before interest, taxes, depreciation and amortization (referred to in this section as EBITDA), for the calendar years 2024 and 2025, which ~~we refer to~~ is referred to in this section as FY 2024E and FY 2025E, respectively. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.

The ~~multiple ranges for the~~ selected companies ~~were as follows~~ and the financial data reviewed included the following:

~~Financial Metric~~	~~Low~~	~~Median~~	~~High~~
~~EV / 2024E EBITDA Multiple~~	~~6.7x~~	~~8.3x~~	~~14.8x~~
~~EV / 2025E EBITDA Multiple~~	~~6.4x~~	~~8.0x~~	~~13.8x~~

Selected Public Companies Analysis

Company	Enterprise Value / FY 2024E EBITDA	Enterprise Value / FY 2025E EBITDA
Altria Group, Inc.	8.3x	8.0x
British American Tobacco p.l.c.	7.3x	7.1x
Imperial Brands PLC	7.1x	6.9x
Japan Tobacco Inc.	8.6x	8.2x
Phillip Morris International, Inc.	14.8x	13.8x
Scandinavian Tobacco Group A/S	6.7x	6.4x
Turning Point Brands, Inc.	9.7x	9.2x

Jefferies applied a selected range of enterprise value to estimated EBITDA multiples of 7.1x to 9.7x and 6.9x to 9.2x, based on its professional judgment and experience, to corresponding data of the Company based on the Company Management Projections for estimated Adjusted EBITDA for FY 2024E and FY 2025E, respectively, to determine ranges of implied enterprise values for the Company. Jefferies then subtracted the Company’s net debt of $796 million and added the book value of the Company’s real estate investments (net of deferred tax liability) of $96 million, each as of June 30, 2024 and as provided by Company management, to calculate a range of implied equity values, and divided the result by the number of fully diluted Shares outstanding of 157.5 million as of June 30, 2024 and as provided by Company management, to calculate a range of implied per share equity values for the Company. This analysis indicated reference ranges of implied per share equity values of $12.75 to $18.85 and $12.85 to $18.55 (rounded to the nearest $0.05) based on estimated Adjusted EBITDA for FY 2024E and FY 2025E, respectively, as compared to the Offer Price of $15.00 per share.

No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected public companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control.

Beginning on page 52, the disclosure that begins with “Discounted Cash Flow Analyses” is amended and replaced in its entirety as follows:

Discounted Cash Flow Analyses

Jefferies performed discounted cash flow analyses of the Company by calculating the estimated present value of the stand-alone unlevered, after-tax free cash flows that the Company was forecasted to generate during the second half of calendar year 2024 and the calendar years ending December 31, 2025 through December 31, 2028 based on the Company Management Projections. The terminal values of the Company were calculated by applying a selected range of perpetuity growth rates of (2)% to 0% to the Company’s estimated unlevered free cash flows for the calendar year ending December 31, 2028 (including normalized levels of capital expenditures, working capital and depreciation and amortization), based on the Company Management Projections, and by applying a selected range of terminal value multiples of 6.5x to 7.5x, based on Jefferies’ professional judgment and experience, to the Company’s estimated adjusted EBITDA for the calendar year ending December 31, 2028. The present values of the unlevered free cash flows and terminal values were then calculated using a selected discount rate range of 8.5% to 10.0%, based on an estimate of the Company’s weighted average cost of capital, to determine a range of implied enterprise values for the Company. Jefferies then subtracted the Company’s net debt of $796 million as of June 30, 2024, and added the book value of the Company’s real estate investments (net of deferred tax liability), pension surplus and cash value of life insurance, ~~each as~~ which were $96 million, $46 million and $23 million, respectively, each as of June 30, 2024 and as provided by Company management, to calculate a range of implied equity values, and divided the result by the number of fully diluted shares outstanding of 157.5 million as of June 30, 2024 and as provided by Company management, to calculate a range of implied per share equity values for the Company. This analysis indicated reference ranges of implied per share equity values of $10.90 to $16.10 based on the perpetuity growth rate method, and $12.10 to $14.70 based on the terminal value multiple method (each rounded to the nearest $0.05), as compared to the Offer Price of $15.00 per share.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTOR GROUP LTD.

Date: September 27, 2024	By:	/s/ J. Bryant Kirkland III
Name: J. Bryant Kirkland III
Title: Senior Vice President, Treasurer and Chief Financial Officer